Filed by Global Blue Group Holding AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: May 7, 2020

Global Blue Will Continue to Pursue Transaction With FPAC

May 7, 2020. New York. Global Blue Group Holding AG commented on Far Point Acquisition Corporation’s (NYSE: FPAC, FPAC.UN, and FPAC.WS) announcement that its board of directors was withdrawing its recommendation in favor of the acquisition of Global Blue:

We believe that a majority of FPAC shareholders will recognize that the transaction will serve their interests as well as those of Global Blue.

Rejecting the transaction likely will result in a liquidation of FPAC, according to its charter. And warrants would expire worthless in such a liquidation.

The transaction provides shareholders with the opportunity to monitor events and decide, potentially months from now and with more information, whether they wish to participate in the future ownership of Global Blue or to redeem their FPAC shares for cash in an amount that we believe would at least equal the liquidation value and be paid in a more timely fashion.

Indeed, FPAC was structured with the backing of substantial financial institutions to ensure that Global Blue would receive the financing it needs even in the event of significant shareholder redemptions.

We will continue to work constructively toward closing the transaction and remain ready to work with FPAC to resolve any reasonable post-closing liquidity concerns.

We believe the transaction that the FPAC board previously recommended remains in the best interests of shareholders and Global Blue.

Additional Information

Global Blue Group Holding AG has filed a Registration Statement on Form F-4 (File No. 333-236581) (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, the definitive proxy statement of Far Point Acquisition Corporation (“FPAC”) and prospectus of Global Blue Group Holding AG and other relevant documents will be mailed to stockholders of FPAC as of a record date to be established for voting on the business combination. Stockholders of FPAC and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and when available, any amendments thereto, and the definitive proxy statement/prospectus in connection with FPAC’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about FPAC, Global Blue, and the business combination. Stockholders can also obtain copies of the Registration Statement and, when available, the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents and FPAC’s annual and other reports filed with the Securities and Exchange Commission (the “SEC”) can also be obtained, as available, without charge, at the SEC’s internet site (http://www.sec.gov).

FPAC, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of FPAC in connection with the business combination. Stockholders of FPAC and other interested persons may obtain more information regarding the names and interests in the proposed business combination of FPAC’s directors and officers in FPAC’s filings with the SEC, including FPAC’s Annual Report on Form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 12, 2020. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement, and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC.

Media Contact:

Lex Suvanto

646-775-8337

Lex.Suvanto@Edelman.com

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Swiss and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the transactions contemplated by the proposed business combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, Global Blue Group Holding AG, the intended successor entity in the business combination, has filed a Registration Statement on Form F-4 (File No. 333-236581) (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, the definitive proxy statement and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and when available, any amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders can also obtain copies of the Registration Statement and, when available, the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents and Far Point’s annual and other reports filed with the SEC can also be obtained, as available, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed business combination of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 12, 2020. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement, and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC.